January 17, 2014

VIA EDGAR

Ms. Alexandra M. Ledbetter

Attorney-Advisor

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valassis Communications, Inc.

Schedule TO-T Filed by Harland Clarke Holdings Corp.

and V Acquisition Sub, Inc.

Filed January 6, 2014

File No. 005-42356

Dear Ms. Ledbetter:

On behalf of our clients, Harland Clarke Holdings Corp. and V Acquisition Sub, Inc. (collectively, the “Company”) , we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated January 15, 2014, with respect to the Company’s Tender Offer Statement on Schedule TO originally filed on January 6, 2014 (the “Schedule TO”).

Ms. Alexandra M. Ledbetter

U.S. Securities and Exchange Commission

January 17, 2014

Amendment No. 4 (“Amendment No. 4”) to the Schedule TO is being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering to your attention a hard copy of this letter, along with six copies of Amendment No. 4.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. All references to page numbers in these responses are to the pages of the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”). Terms not otherwise defined in this letter shall have the meanings set forth in the Offer to Purchase.

Offer to Purchase, dated January 6, 2014

7. Certain Information Concerning Valassis, page 18

1.	Refer to the following sentence on page 18: “The summary information set forth below is qualified in its entirety by reference to Valassis’ public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information.” Please remove the qualification and confirm that the Offer to Purchase itself includes all of the information required to be disseminated to Valassis security holders.

Response: In response to the Staff’s comment, the Company has revised in Amendment No. 4 the applicable disclosure on page 18 and we hereby confirm on behalf of the Company that the Offer to Purchase itself includes all of the information required to be disseminated to Valassis security holders.

2.	Refer to the following sentence on page 18: “However, we do not assume any responsibility for the accuracy or completeness of the information concerning Valassis, whether furnished by Valassis or contained in such documents and records, or for any failure by Valassis to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.” You may not disclaim responsibility for your disclosure. Please revise accordingly.

Response: In response to the Staff’s comment, the Company has revised in Amendment No. 4 the applicable disclosure on page 18.

3.	Please revise to disclose all applicable interest rates and to describe the collateral in the case of financing that will be secured. See Item 7 of Schedule TO and Item 1007(d) of Regulation M-A. Please also file the agreements relating to Parent’s existing term loan and revolving credit facilities as exhibits to the Schedule TO. See Item 12 of Schedule TO and Item 1016(b) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has revised in Amendment No. 4 the applicable disclosures within the Offer to Purchase and filed the agreements relating to Parent’s existing term loan and revolving credit facilities as exhibits to the Schedule TO.

Ms. Alexandra M. Ledbetter

U.S. Securities and Exchange Commission

January 17, 2014

17. Appraisal Rights, page 47

4.	We note the disclosure stating that a stockholder must deliver the written demand for appraisal of shares “within the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9,” both of which would occur prior to the consummation of the merger. Please revise to clarify precisely when the consummation of the offer will occur. For instance, clarify whether this means the expiration time, the time the bidder accepts the tendered shares, or the time of settlement.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing in the “Appraisal Rights” section of the Offer to Purchase to indicate that the Offer will be consummated on the Offer Closing Date (i.e., the date on which acceptance and payment for Shares occurs), which is expected to be February 4, 2014 unless the Company extends the Offer pursuant to the terms of the Merger Agreement.

19. Miscellaneous, page 48

5.	Refer to the following sentence on page 48: “The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.” Please explain to us how limiting participation in this manner is consistent with Exchange Act Rule 14d-10(a)(1). If the bidder is attempting to rely on Rule 14d-10(b)(2), we note that Rule 14d-10(b)(2) is restricted to state law, and that the disclosure does not appear to track the language of that rule. For guidance, refer to Exchange Act Release No. 58597, Section II.G.1 (September 19, 2008).

Response: In response to the Staff’s comment, the Company has revised in Amendment No. 4 the first paragraph of Section 19 of the Offer to Purchase in order to clarify that it refers only to excluding target security holders in a state in accordance with the requirements of Rule 14d-10(b)(2).

Ms. Alexandra M. Ledbetter

U.S. Securities and Exchange Commission

January 17, 2014

In response to your request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions set forth in Amendment No. 4, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1166 or by email at DSong@wlrk.com.

Sincerely,

/s/ DongJu Song

DongJu Song

Enclosures

cc:	Judy C. Norris, Harland Clarke Holdings Corp.
Adam O. Emmerich, Wachtell, Lipton, Rosen & Katz
Andrew J. Nussbaum, Wachtell, Lipton, Rosen & Katz
Todd L. Wiseley, Valassis Communications, Inc.
Carol Anne Huff, Kirkland & Ellis LLP
R. Henry Kleeman, Kirkland & Ellis LLP